                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                  AMENDMENT NO. 1 TO
                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               StreamLogic Corporation
                  -------------------------------------------------
                                   (Name of Issuer)

                            Common Stock, $1.00 par value
                   ------------------------------------------------
                            (Title of Class of Securities)

                                     863238 10 1
                                ---------------------
                                    (CUSIP Number)

                                     Norman Fong
                           185 Constitution Drive, Suite A
                                 Menlo Park, CA 94025
                                 Tel:  (415) 463-3500
            --------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                   November 4, 1996
         -------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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                               CUSIP Number 863238 10 1
--------------------------------------------------------------------------------

1)  Name of Reporting Persons.         Norman Fong
    S.S. or I.R.S. Identification      (No social security or other IRS
    Nos. of Above Persons               identification number required)
--------------------------------------------------------------------------------

2)  Check the Appropriate Box if a     (a)  ________
    Member of a Group (see             (b)  ________
    Instructions)                           Not Applicable
--------------------------------------------------------------------------------

3)  SEC Use Only

--------------------------------------------------------------------------------

4)  Source of Funds
    (See Instructions)                 SC
--------------------------------------------------------------------------------

5)  Check if Disclosure of Legal
    Proceedings is Required            Not Applicable
    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6)  Citizenship or Place of            United States
    Organization
--------------------------------------------------------------------------------

Number of Shares Beneficially          (7)  Sole Voting Power             None
Owned by Each Reporting                 ---------------------------------------
Person With
                                       (8)  Shared Voting Power      2,636,123
                                        ---------------------------------------

                                       (9)  Sole Dispositive Power        None
                                        ---------------------------------------

                                       (10) Shared Dispositive Power 2,636,123
                                        ---------------------------------------
--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially
    Owned by Each Reporting Person     2,636,123 shares
--------------------------------------------------------------------------------

12) Check if the Aggregate Amount
    in Row (11) Excludes Certain
    Shares (See Instructions)          Not Applicable
--------------------------------------------------------------------------------

13) Percent of Class Represented
    by Amount in Row (11)              14.4%
--------------------------------------------------------------------------------

14) Type of Reporting Person
    (See Instructions)                 IN
--------------------------------------------------------------------------------


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                               CUSIP Number 863238 10 1
--------------------------------------------------------------------------------

1)  Name of Reporting Persons.         FWB Software, Inc.
    S.S. or I.R.S. Identification      (No social security or other IRS
    Nos. of Above Persons               identification number required)
--------------------------------------------------------------------------------

2)  Check the Appropriate Box if a     (a) _______
    Member of a Group (see
    Instructions)                      (b) _______
                                           Not Applicable
--------------------------------------------------------------------------------

3)  SEC Use Only

--------------------------------------------------------------------------------

4)  Source of Funds
    (See Instructions)                 SC
--------------------------------------------------------------------------------

5)  Check if Disclosure of Legal
    Proceedings is Required
    Pursuant to Items 2(d) or 2(e)     Not Applicable
--------------------------------------------------------------------------------

6)  Citizenship or Place of
    Organization                       California
--------------------------------------------------------------------------------

Number of Shares Beneficially          (7)  Sole Voting Power             None
Owned by Each Reporting                 ---------------------------------------
Person With
                                       (8)  Shared Voting Power      2,636,123
                                        ---------------------------------------

                                       (9)  Sole Dispositive Power        None
                                        ---------------------------------------

                                       (10) Shared Dispositive Power 2,636,123
                                        ---------------------------------------
--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially
    Owned by Each Reporting Person     2,636,123 shares
--------------------------------------------------------------------------------

12) Check if the Aggregate Amount
    in Row (11) Excludes Certain
    Shares (See Instructions)          Not Applicable
--------------------------------------------------------------------------------

13) Percent of Class Represented
    by Amount in Row (11)              14.4%
--------------------------------------------------------------------------------

14) Type of Reporting Person
    (See Instructions)                 CO
--------------------------------------------------------------------------------


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                               CUSIP Number 863238 10 1
--------------------------------------------------------------------------------

1)  Name of Reporting Persons.         FWB Software, LLC
    S.S. or I.R.S. Identification      (No social security or other IRS
    Nos. of Above Persons                 identification number required)
--------------------------------------------------------------------------------

2)  Check the Appropriate Box if a     (a)  ___________
    Member of a Group (see             (b)  ___________
    Instructions)                                Not Applicable
--------------------------------------------------------------------------------

3)  SEC Use Only

--------------------------------------------------------------------------------

4)  Source of Funds
    (See Instructions)                 SC
--------------------------------------------------------------------------------

5)  Check if Disclosure of Legal
    Proceedings is Required
    Pursuant to Items 2(d) or 2(e)     Not Applicable
--------------------------------------------------------------------------------

6)  Citizenship or Place of
    Organization                       California
--------------------------------------------------------------------------------

Number of Shares Beneficially          (7)  Sole Voting Power             None
Owned by Each Reporting                 ---------------------------------------
Person With
                                       (8)  Shared Voting Power      2,636,123
                                        ---------------------------------------

                                       (9)  Sole Dispositive Power        None
                                        ---------------------------------------

                                       (10) Shared Dispositive Power 2,636,123
                                        ---------------------------------------
--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially
    Owned by Each Reporting Person     2,636,123 shares
--------------------------------------------------------------------------------

12) Check if the Aggregate Amount
    in Row (11) Excludes Certain
    Shares (See Instructions)          Not Applicable
--------------------------------------------------------------------------------

13) Percent of Class Represented
    by Amount in Row (11)              14.4%
--------------------------------------------------------------------------------

14) Type of Reporting Person
    (See Instructions)                 OO
--------------------------------------------------------------------------------


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ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 (the "Common Stock"), issued by StreamLogic Corporation (the "Issuer"), whose executive offices are located at 21329 Nordhoff Street, Chatsworth, California 91311.

ITEM 2.  IDENTITY AND BACKGROUND.

         The undersigned are filing this Amendment No. 1 to Schedule 13D to report that the undersigned have acquired 1,380,000 additional shares of the issuer since the acquisitions reported on the original Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Operating Agreement of FWB Software, LLC dated as of July 1, 1996, StreamLogic Software Corporation, a Delaware corporation (the "Sub") and a wholly-owned subsidiary of the Issuer, contributed 1,256,123 unregistered shares (the "Shares") of Common Stock to the LLC in exchange for an eleven percent (11%) membership interest in the LLC. The number of Shares received by the LLC in exchange for the membership interest was subject to adjustment on October 29, 1996 so that the value of the Shares on such date would equal $7,500,000, based on a per share value equal to the average of the closing sales prices for the Common Stock for the twenty (20) trading days immediately prior to such date (the "Adjustment Period").

         Pursuant to the calculations required by the Operating Agreement, on October 29, 1996, the Sub was obligated to contribute an additional 2,760,000 Shares to the LLC. On November 1, 1996, the Issuer and the LLC entered into a letter agreement pursuant to which the parties agreed that the obligation described above would be satisfied by (1) delivery to the LLC of 1,380,000 Shares, (2) payment to the LLC of $500,000, (3) a reduction in the Sub's membership interest in the LLC from 1,100,000 shares to 750,000 shares, and (4) delivery to the LLC by the Sub of a promissory note in the amount of One Million Two Hundred Fifty Thousand Dollars ($1,250,000), payable in eight quarterly installments beginning February 1, 1997.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons hold the Shares for investment. The Reporting Persons intend to review on a continuing basis their investment in Issuer and, depending on their evaluation of Issuer's business, operations, financial needs and prospects, on general market and economic conditions, and on the cash flow needs of the LLC, the Reporting Persons may determine to increase (through open market or privately negotiated transactions or otherwise) or continue to hold the Shares as an investment or dispose of some or all of them.

         The Reporting Persons do not have any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


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         (a)  As of the date of this filing, the Reporting Persons beneficially own (as that term is defined in Rule 13d-3) 2,636,123 shares of Common Stock, representing approximately 14.4% of the total number of shares of Common Stock outstanding immediately following the contribution of the Shares to the LLC, according to information provided by Issuer. The record owner of such shares is the LLC.

         (b) The Reporting Persons together have sole voting and dispositive power with respect to the Shares.

         (c)  None.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends, from, or the proceeds from the sale of, the Shares.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In the letter agreement dated November 1, 1996, the Issuer agreed to amend the pending S-3 registration statement for the original Shares received by the LLC to include the additional Shares received on November 4, 1996.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None
                                       SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of each of the undersigned.

                                       November 5, 1996

                                          Norman Fong
                                        ----------------------------
                                       Norman Fong


                                       FWB SOFTWARE, INC.

                                       By:       Norman Fong
                                           -------------------------
                                       Its:      President
                                            ------------------------


                                       FWB SOFTWARE, LLC


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                                       By:  FWB Software, Inc., its manager

                                          By:       Norman Fong
                                              ----------------------
                                          Its:      President
                                               ---------------------


                                          7

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                                JOINT FILING AGREEMENT

    The undersigned hereby agree that the attached statement on Schedule 13D is filed on behalf of each of them.

                                       November 5, 1996

                                         Norman Fong
                                        -------------------------
                                       Norman Fong


                                       FWB SOFTWARE, INC.

                                       By:      Norman Fong
                                           ----------------------
                                       Its:     President
                                            ---------------------


                                       FWB SOFTWARE, LLC

                                       By:  FWB Software, Inc., its manager

                                          By:       Norman Fong
                                              --------------------------
                                          Its:      President
                                               -------------------------


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